1-15186

P.E. 3-1-02

Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

WOLSELEY PLC

(Translation of registrant's name into English)

P. O. Box 18, Vines Lane
Droitwich Spa, Worcestershire WR9 8ND, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 _____

The following documents are filed herewith:

INDEX

DOCUMENT

SAFE HARBOR STATEMENT

Exhibit 1.2 attached hereto contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995, including statements regarding the relative strength of Wolseley's markets, including the UK, the US, Canada and continental Europe, Wolseley's performance in its respective markets and the competitive position of Wolseley's US Building Materials Distribution segment. Forward-looking statements involve risks and uncertainties. Wolseley's actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including, but not limited to, risks associated with changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in North America and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley's growth strategy; fluctuations in product pricing; Wolseley's ability to manage its growth; actions of competitors; risks related to Wolseley's international operations; Wolseley's ability to identify, successfully integrate and realize synergies from acquired companies; Wolseley's ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley's ability to retain and attract personnel; continued development of e-business distribution alternatives; and changes in exchange rates. For a discussion of these and other factors which may cause Wolseley's results to differ materially from the forward-looking statements set forth in the press release, please read the discussion of these risks in the documents Wolseley files from time to time with Securities and Exchange Commission, including Wolseley's Annual Report on Form 20-F.

Wolseley does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

By: ______________________
David A. Branson
Group Company Secretary

Date: March 20, 2002

Exhibit 1.1

WOLSELEY PLC - SUBSTANTIAL SHAREHOLDINGS

11 March 2002

Wolseley plc hereby notifies that today, it received notification from Legal & General Investment Management Limited that following a sale of shares on 4 March 2002 Legal & General's interest in Wolseley plc ordinary 25p shares stood at 2.99% (17,203,364 shares), identified as follows:

No. of shares	Nominee Name
50,000	HSBC Global Custody Nominee (UK) Ltd A/c 775229
1,663,217	HSBC Global Custody Nominee (UK) Ltd A/c 886603
2,631,500	HSBC Global Custody Nominee (UK) Ltd A/c 775245
541,390	HSBC Global Custody Nominee (UK) Ltd A/c 252605
397,813	HSBC Global Custody Nominee (UK) Ltd A/c 360509
100,000	HSBC Global Custody Nominee (UK) Ltd A/c 754612
11,640,582	HSBC Global Custody Nominee (UK) Ltd A/c 357206
41,310	HSBC Global Custody Nominee (UK) Ltd A/c 866197
48,900	HSBC Global Custody Nominee (UK) Ltd A/c 904332
88,652	HSBC Global Custody Nominee (UK) Ltd A/c 130007

For and on behalf of Wolseley plc

Edward Parker
Assistant Company Secretary

Exhibit 1.2

Interim results for the half year ended 31 January 2002

See Attached

EMBARGOED UNTIL 7AM
19 March 2002

NEWS RELEASE

Interim results for the half year ended 31 January 2002

Wolseley continues strong growth despite mixed business conditions

Financial highlights

- Group sales up nearly 13% to £3.9 billion (2001: £3.5 billion), with continuing activities up 15%
- Group operating profit, before goodwill amortisation, up over 13% to £210.9 million (2001: £186.4 million), with continuing activities up 16%
- Group pre-tax profit, before goodwill amortisation and exceptionals, up over 17% to £195.9 million (2001: £167.2 million)
- Earnings per share, before goodwill amortisation and exceptionals, up 22% to 24.46p (2001: 20.07p)
- Cash flow from operating activities up 46% to £259.7 million, resulting in gearing of 39%. Interest cover is 13x
- Interim dividend up by 10% to 5.0 pence

Operating highlights

- The group's principal businesses have continued to outperform their respective markets
- Branch network extended by 60 locations
- Achieved double-digit growth in line with strategic objectives
- Westburne acquisition integration on track and earnings contribution in line with expectations

Outlook

- Strongest market expected to be in the UK
- US markets showing signs of improvement - regional variations likely to continue
- Continental Europe remains weak
- Wolseley should continue to outperform in the second half

Charles Banks, Wolseley plc Group Chief Executive said: "I am pleased to announce record first half results despite the mixed economic environment in the USA and continental Europe. The group's principal operations have continued to outperform their respective markets and we are confident that this trend will continue in the second half."

SUMMARY OF RESULTS

	31 January 2002	31 January 2001	Change
Sales	**£3,910.5m**	**£3,465.7m**	**+12.8%**
Operating profit			
- before goodwill amortisation	**£210.9m**	**£186.4m**	**+13.1%**
- goodwill amortisation	£(12.7)m	£(8.2)m	
Total	£198.2m	£178.2m	+11.2%
Exceptional provision for loss on disposal of operations	-	£(75.0)m	
Profit before interest	**£198.2m**	**£103.2m**	
Interest	£(15.0)m	£(19.2)m	
Profit before tax			
- before goodwill amortisation and exceptional provision	**£195.9m**	**£167.2m**	**+17.2%**
- goodwill amortisation and exceptional provision	£(12.7)m	£(83.2)m	
Total	£183.2m	£84.0m	
Earnings per share			
- before goodwill amortisation and exceptionals	**24.46p**	**20.07p**	**+21.9%**
- goodwill amortisation and exceptionals	(2.20)p	(14.48)p	
Total	22.26p	5.59p	
Dividend per share	**5.00p**	**4.55p**	**+9.9%**
Net borrowings	**£632.9m**	**£567.6m**	
Gearing	39.3 %	40.7%	

FOR FURTHER INFORMATION PLEASE CONTACT:

Wolseley plc
tel: 0118 929 8700

Charles Banks – Group Chief Executive
Steve Webster – Group Finance Director
Jacqueline Sinclair-Brown - Director of Corporate Communications

Brunswick Group Ltd
tel: 020 7404 5959

Andrew Fenwick
Sophie Fitton

An interview with Charles Banks, Group Chief Executive in video/audio and text will be available from 0700 (GMT) on www.cantos.com

A live audiocast and slide presentation will be available at 0900 (GMT) on www.wolseley.com

There will be a UK analyst meeting at 0900 (GMT) at UBS Warburg Presentation Centre, 1 Finsbury Avenue, London EC2.

There will be a conference call at 1400 (GMT):

UK/European dial-in number:	+44 (0)20 8781 0571
US dial-in number:	+1 303 267 1002
Password:	Wolseley

The call will be recorded and available for playback on the following numbers:

UK/European replay dial-in number:	+44 (0)20 8288 4459
UK/European access code:	672582
US replay dial-in number:	+1 303 804 1855
US access code:	1632372

The Instant Replay will be available until 21 March 2002.

NEWS RELEASE
19 March 2002

Announcement of Interim Results

The unaudited results for the half year ended 31 January 2002

Wolseley is pleased to announce record first half results, which, despite a mixed economic environment in the USA and continental Europe, are in line with the group's financial targets of generating double-digit growth in sales and earnings per share. The results also demonstrate continuing progress in achieving the strategic objective of expanding market share through a combination of acquisitions and organic growth.

Group sales increased by 12.8% from £3,466 million to £3,911 million. Operating profit before goodwill amortisation rose by 13.1% from £186.4 million to £210.9 million. Excluding discontinued operations, the increase in sales and operating profit was 14.6% and 15.6% respectively.

After deducting goodwill amortisation of £12.7 million (2001: £8.2 million), the operating profit increased by 11.2% from £178.2 million to £198.2 million, after crediting property profits of £5.6 million (2001: £0.5 million).

Net interest reduced to £15.0 million (2001: £19.2 million), reflecting lower interest rates and a continued focus on enhancing the working capital performance of the group. Interest cover is over 13 times.

Profit before tax, goodwill amortisation and the exceptional provision in the prior year increased by 17.2% from £167.2 million to £195.9 million. The increase in earnings per share on the same basis was 21.9%.

Currency translation increased sales by £42.6 million (1.2%) and operating profit by £2.2 million (1.2%).

European Distribution

The European distribution division experienced a half year of mixed fortunes with the UK market remaining strong, whereas France was significantly down and other continental European markets were weak.

Sales for the division increased by 7.3% from £1,158.1 million to £1,242.7 million. The organic increase in sales was 3.1%. Operating profit increased by 10.5% from £71.4 million to £78.9 million. The divisional trading margin increased from 6.2% of sales to 6.3% of sales.

The UK, once again, produced the outstanding performance of the group with an increase in sales and operating profits of 13.0% and 15.7%, respectively. The organic sales increase was 7.2%. The net margin increased from 6.8% to 7.0% of sales. Net margin increases were achieved in both the lightside and heavyside divisions through a combination of strong sales growth, higher gross margins and tighter cost control. The UK repairs, maintenance and improvement market remained firm throughout on the back of lower interest rates and strong consumer demand, underpinned by increased government spending.

Whilst the overall economy in France showed modest but slowing growth, the heating market, which accounts for approximately 40% of Brossette's business, experienced a significant year on year decline. Brossette outperformed the heating market but ended the half-year with sales down 6.2% and operating profit down 20%.

Elsewhere in Europe, further progress was made by ÖAG in a weak Austrian market with both sales and operating profits marginally higher. Sales and operating profits at Manzardo in Italy were both up on the corresponding period last year, whereas at CFM in Luxembourg operating profits were higher on marginally lower sales.

There was a net increase of 76 branches (4.7%) in European distribution from 1615 to 1691 locations, including 53 additional locations in the UK.

North American Plumbing and Heating Distribution

Business conditions for the group's North American Plumbing and Heating Distribution companies varied considerably, both geographically and by market segment.

Sales for the division increased by £331 million (23.2%). Whilst there was a small decline in sales, excluding the effect of acquisitions, this performance was considerably better than the overall market, which showed a much greater year on year decline. The benefit of a first time inclusion of Westburne, together with a rigorous approach to the control of costs and reduction in headcount, enabled the division to increase its net margin from 4.8% to 5.1% of sales and produce an organic increase in operating profits of 4.6%. Overall, operating profit for the division increased by 32.9% from £67.6 million to £89.9 million, including a £17.9 million contribution from acquisitions, principally Westburne.

The Westburne contribution was in line with expectations and the process of integrating Westburne's US operations and Familian Northwest into Ferguson is well on the way. One-off integration costs of £0.9 million were incurred in the first half. Additional one off costs of £5 million are expected in the second half. As the integration proceeds, additional synergies and cost savings will arise from the increased focus and the unique competitive position of having one national plumbing and heating distribution company in the USA.

In the USA, the weakest activity was in the industrial and commercial sector, particularly in projects relating to leisure and tourism following the events of 11 September. The weakest regional areas of the country were Northern California and the lower mid-west. Waterworks was the strongest market segment, with the best regional areas in the Mid-Atlantic States, Florida and Southern California. US operating profits, excluding Westburne were up by 7.5% and the US net margin improved from 4.8% to 5.1% of sales. The US businesses achieved a significant reduction in inventory as further benefits were derived from the operational efficiency of the distribution centres.

The business environment in Canada was more consistent and saw modest upward momentum. The quality of the business was demonstrated by the achievement of a 7% net margin in the first half, which is usually the stronger period due to seasonal trading patterns in Canada.

There was a net reduction of 17 branches in North American Plumbing and Heating distribution from 911 to 894 locations. The net reduction principally relates to the elimination of certain Westburne locations, which duplicated Ferguson's locations and the disposal of certain unprofitable locations.

US Building Materials Distribution

The US new residential housing market, which accounts for around 90% of the activity in this division, remained resilient overall, but exhibited mixed regional variations. Whilst lumber prices, which directly affect approximately 40% of the product range, showed modest year on year gains, they remained at historically low levels for the first half.

Sales for the division increased by 9.9% from £831.5 million to £913.8 million, including organic growth of 2%, the majority of which was due to higher lumber prices. There was a small increase in sales volumes. Operating profits reduced slightly from £43.5 million to £42.1 million, primarily due to a lower gross profit percentage. Headcount as at 31 January 2002 is lower than at the equivalent stage in the previous year despite acquisitions and the benefits of this and other cost reductions should help to recover some of this margin erosion in the second half.

Two new greenfield truss plant manufacturing operations were opened during the first half which, as expected, produced losses as they commenced operations but should move into profitability in the second half.

The division generated significant additional cash flow from operations in the first half, due to the achievement of targeted reductions in inventory and tighter controls over receivables.

The strategy of the US Building Materials business remains to increase market penetration through greater geographic diversity and expansion of the "value added" element of the product range, achieved through a combination of organic growth and acquisitions. Its unique ability to provide a "one stop" service for national customers is expected to be an increasingly important feature of enhancing its competitive position in the market over the next few years.

Interim dividend

The Board has decided to pay an interim dividend of 5.0 pence per share, which represents an increase of 9.9% on last year's 4.55 pence interim dividend. The dividend reinvestment plan will continue to be available to shareholders.

Finance

The effective tax rate is 28%, compared to a rate of 31% (as restated for the change in accounting policy for deferred taxation) for the half year to 31 January 2001. It is expected that 28% will be the effective tax rate for the year as a whole and for at least the next two financial years, provided the geographical contributions to profits remain broadly similar and there are no significant changes to tax legislation.

Net cash flow from operating activities increased by £81.8 million (46%) from £177.9 million to £259.7 million, demonstrating the success of a continuing focus on improving the working capital to sales ratio which was 15.8% in the half year to 31 January 2002 compared to 16.4% in the comparable period.

Consideration for acquisitions, including debt, amounted to just over £14 million (2001: £77 million). The lower level of spend reflects a more selective approach to acquisitions against the background of increased economic uncertainties following 11 September and, accordingly, a reluctance of vendors to reduce prices of businesses available for sale. A number of acquisition opportunities are currently being pursued at more realistic prices, some of which are expected to complete prior to the financial year-end. It remains the group's intention to spend on average approximately £200 million per annum on bolt-on acquisitions.

The group's branch network has been extended through acquisitions and branch openings by a net total of 60, bringing the total to 2,806 at 31 January 2002.

Net borrowings, excluding construction loan borrowings, at 31 January 2002 amounted to £632.9 million compared to £693.7 million at 31 July 2001, giving gearing of 39.3% compared to 46.4% at the previous year-end.

Outlook

The group's strongest market remains the UK, which is expected to continue its positive momentum in a similar fashion to at least the end of the current financial year. Markets in continental Europe are likely to be subdued, in particular France.

The US markets are beginning to show signs of improvement but will continue to exhibit a mixed regional and segmental pattern. Further benefits should arise in the second half from the decrease in headcount and the other cost reduction measures implemented in the first half. The business environment in Canada is likely to produce further modest growth.

The group has met the challenging business conditions of the first half with a robust financial performance and, again, increased market share. The Board is confident that the quality and enthusiasm of the group's management, combined with market leading positions achieved by its businesses, will enable Wolseley to continue to outperform in the second half.

GROUP PROFIT AND LOSS ACCOUNT (UNAUDITED)

Year to 31 July 2001		Half year to 31 January 2002	Restated Half year to 31 January 2001
£m		£m	£m
	Turnover		
7,141.6	Continuing operations	3,901.1	3,412.4
-	Acquisitions	9.4	-
53.3	Discontinued operations	-	53.3
7,194.9		3,910.5	3,465.7
414.2	**Operating profit before goodwill amortisation (note 3)**	210.9	186.4
(17.8)	Goodwill amortisation	(12.7)	(8.2)
	Operating profit		
392.7	Continuing operations	198.1	174.3
-	Acquisitions	0.1	-
3.7	Discontinued activities	-	3.9
396.4		198.2	178.2
(70.0)	Loss on disposal of operations (note 4)	-	(75.0)
326.4	Profit on ordinary activities before interest	198.2	103.2
(35.2)	Net interest payable	(15.0)	(19.2)
291.2	**Profit on ordinary activities before tax**	183.2	84.0
	Taxation (note 6)		
(102.8)	Current tax charge	(52.9)	(50.2)
(3.3)	Deferred tax charge	(1.9)	(1.7)
(106.1)		(54.8)	(51.9)
185.1	**Profit for the period attributable to ordinary shareholders**	128.4	32.1
(97.4)	**Dividends** (note 8)	(28.9)	(26.2)
87.7	**Profit retained**	99.5	5.9
	Earnings per share (note 7)		
47.43p	Before exceptionals and goodwill amortisation	24.46p	20.07p
(3.09)p	Goodwill amortisation	(2.20)p	(1.43)p
(12.17)p	Exceptionals	-	(13.05)p
32.17p	Basic earnings per share	22.26p	5.59p
32.12p	Diluted earnings per share	22.17p	5.57p
16.90p	Dividends per share (note 8)	5.00p	4.55p
	Translation rates (note 5)		
1.4464	US dollars	1.4450	1.4700
1.6299	Euro	1.6200	1.6400

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Year to 31 July 2001		Half year to 31 January 2002	Restated Half year to 31 January 2001
£m		£m	£m
185.1	Profit for the period	128.4	32.1
35.6	Currency translation difference on foreign investments	9.5	19.5
220.7	Total recognised gains and losses for the financial year	137.9	51.6
14.3	Prior year adjustment (note 1)	-	14.3
235.0	Total gains and losses recognised since last annual report	137.9	65.9

SUMMARISED BALANCE SHEET (UNAUDITED)

Year to 31 July 2001 £m		Half year to 31 January 2002 £m	Restated Half year to 31 January 2001 £m
474.3	Intangible fixed assets	467.8	322.8
592.5	Tangible fixed assets	596.8	562.6
1,093.8	Stocks	1,025.4	962.3
1,362.0	Debtors and property awaiting disposal	1,237.9	1,124.0
215.5	Construction loans receivable (secured)	196.1	212.6
(1,116.0)	Creditors	(917.7)	(843.9)
(215.2)	Construction loan borrowings (unsecured)	(196.1)	(212.6)
1,340.1	Net operating assets	1,345.6	1,242.4
(693.7)	Net group borrowings	(632.9)	(567.6)
(59.8)	Net liabilities for tax	(52.6)	(37.2)
(71.2)	Dividend	(28.9)	(26.2)
(85.8)	Provisions for liabilities and charges	(85.9)	(102.5)
1,496.4	**TOTAL NET ASSETS**	1,609.9	1,394.3
306.0	Capital and share premium account	309.2	301.7
1,190.4	Reserves	1,300.7	1,092.6
1,496.4	Shareholders' funds	1,609.9	1,394.3
	Translation rates (note 5)		
1.4252	US Dollars	1.4133	1.4611
1.6289	Euro	1.6416	1.5712

RECONCILIATION OF MOVEMENTS IN CAPITAL AND RESERVES

Year to 31 July 2001 £m		Half year to 31 January 2002 £m	Restated Half year to 31 January 2001 £m
87.7	Profit retained	99.5	5.9
35.6	Other recognised gains and losses	9.5	19.5
5.5	New share capital subscribed	3.2	1.3
44.4	Goodwill written back	1.3	44.4
173.2	Net addition to shareholders' funds	113.5	71.1
1,323.2	Opening shareholders' funds	1,496.4	1,323.2
1,496.4	Closing shareholders' funds	1,609.9	1,394.3

SUMMARISED GROUP CASH FLOW STATEMENT

Year to 31 July 2001 £m		Half year to 31 January 2002 £m	Half year to 31 January 2001 £m
518.0	NET CASH FLOW FROM OPERATING ACTIVITIES*	259.7	177.9
(36.9)	Net cash outflow from returns on investments and servicing of finance	(11.7)	(20.3)
(90.9)	Taxation paid	(58.6)	(56.5)
(108.8)	Capital expenditure	(50.0)	(53.8)
(400.6)	Acquisitions	(20.9)	(75.9)
(1.5)	Purchase of minority interests	-	-
13.0	Disposals	8.2	-
(90.8)	Equity dividends paid	(71.2)	(64.6)
5.5	Financing - Issue of shares	3.2	1.3
(193.0)	Change in net debt resulting from cash flows	58.7	(91.9)
(4.8)	New loans and finance leases	(2.4)	(4.8)
(41.6)	Translation difference	4.5	(16.6)
(239.4)	Movement in net debt in period	60.8	(113.3)
(454.3)	Opening net debt	(693.7)	(454.3)
(693.7)	Closing net debt	(632.9)	(567.6)

* RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

Year to 31 July 2001 £m		Half year to 31 January 2002 £m	Half year to 31 January 2001 £m
396.4	Operating profit	198.2	178.2
85.4	Depreciation charges	45.4	41.3
17.8	Goodwill amortisation	12.7	8.2
33.1	Decrease in stocks	69.4	47.6
(70.1)	Decrease/(increase) in debtors	129.1	(8.2)
54.8	(Decrease)/increase in creditors and provisions	(195.4)	(90.1)
0.6	Decrease in net construction loans	0.3	0.9
518.0	Net cash flow from operating activities	259.7	177.9

ANALYSIS OF RESULTS

Year to 31 July 2001 £m		Half year to 31 January 2002 £m	Half year to 31 January 2001 £m
	TURNOVER BY ACTIVITY		
	European Distribution		
2,371.4	Continuing operations	1,242.7	1,158.1
-	Acquisitions	-	-
2,371.4		1,242.7	1,158.1
	North American Plumbing & Heating Distribution		
3,000.5	Continuing operations	1,753.8	1,422.8
-	Acquisitions	0.2	-
3,000.5		1,754.0	1,422.8
	US Building Materials Distribution		
1,769.7	Continuing operations	904.6	831.5
-	Acquisitions	9.2	-
1,769.7		913.8	831.5
	Manufacturing and Other		
-	Continuing operations	-	-
53.3	Discontinued	-	53.3
53.3		-	53.3
7,194.9	**TOTAL**	3,910.5	3,465.7
	OPERATING PROFIT BY ACTIVITY (BEFORE GOODWILL AMORTISATION AND EXCEPTIONALS)		
	European Distribution		
158.2	Continuing operations	78.9	71.4
-	Acquisitions	-	-
158.2		78.9	71.4
	North American Plumbing & Heating Distribution		
155.5	Continuing operations	89.9	67.6
-	Acquisitions	-	-
155.5		89.9	67.6
	US Building Materials Distribution		
96.8	Continuing operations	41.9	43.5
-	Acquisitions	0.2	-
96.8		42.1	43.5
	Manufacturing and Other		
-	Continuing operations	-	-
3.7	Discontinued	-	3.9
3.7		-	3.9
414.2	**TOTAL**	210.9	186.4

ANALYSIS OF RESULTS (Continued)

ANALYSIS OF MOVEMENT IN SALES

	2001 £m	Exchange £m	New Acquisitions 2002 £m	Acquisitions Increment 2001 £m	Movement in Sales in Discontinued Operations £m	Organic Change £m	Organic Change %	2002 £m
European Distribution	1,158.1	4.9	-	43.4	-	36.3	3.1	1,242.7
North American Plumbing & Heating Distribution	1,422.8	24.6	0.2	337.4	-	(31.0)	(2.2)	1,754.0
US Building Materials Distribution	831.5	14.4	9.2	42.0	-	16.7	2.0	913.8
	3,412.4	43.9	9.4	422.8	-	22.0	0.6	3,910.5
Discontinued Operations (note 4)	53.3	(1.3)	-	-	(52.0)	-		-
	3,465.7	42.6	9.4	422.8	(52.0)	22.0		3,910.5

ANALYSIS OF MOVEMENT IN OPERATING PROFIT (BEFORE GOODWILL AMORTISATION AND EXCEPTIONALS)

	2001 £m	Exchange £m	New Acquisitions 2002 £m	Acquisitions Increment 2001 £m	Movement in Profit in Discontinued Operations £m	Organic Change £m	Organic Change %	2002 £m
European Distribution	71.4	0.3	-	1.6	-	5.6	7.8	78.9
North American Plumbing & Heating Distribution	67.6	1.2	-	17.9	-	3.2	4.7	89.9
US Building Materials Distribution	43.5	0.8	0.2	3.3	-	(5.7)	(13.1)	42.1
	182.5	2.3	0.2	22.8	-	3.1	1.7	210.9
Discontinued Operations (note 4)	3.9	(0.1)	-	-	(3.8)	-		-
	186.4	2.2	0.2	22.8	(3.8)	3.1		210.9

Goodwill of £5.8 million arises on the acquisitions made in the half year. The operating profit contribution, after goodwill amortisation, from these acquisitions is £0.1 million.

NOTES:

1 **Basis of preparation**

The figures for the year ended 31 July 2001 do not constitute the company's statutory accounts for that period but with the exception of the segmental disclosure referred to in note 2 below, have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985. The accounts for the six months ended 31 January 2002 have not been audited, nor were the accounts for the equivalent period in 2001. They comply with relevant accounting standards and have been prepared on a consistent basis using accounting policies set out in the 2001 Annual Report. As noted in the 2001 Annual Report, the requirements of FRS 19 (Deferred Tax) were implemented in the prior year. The half year comparative figures have been restated accordingly. This has resulted in the recognition of a deferred taxation asset of £14.3 million at 31 July 2000 and an increase in the taxation charge reported in the half year ended 31 January 2001 of £1.7 million.

2 **Geographical analysis of sales**

	Half year to 31 January 2002	Half year to 31 January 2001
	£m	£m
European Distribution		
UK	834.2	738.6
France	270.3	284.7
Other	138.2	134.8
	1,242.7	1,158.1
North America Plumbing and Heating Distribution		
USA	1,578.7	1,422.8
Canada	175.3	-
	1,754.0	1,422.8
US Building Materials Distribution		
USA	913.8	831.5
Discontinued Businesses	-	53.3
GroupTotal	**3,910.5**	**3,465.7**

3 **Operating profit**

Operating profit includes £5.6 million (2001: £0.5 million) of property profits. One-off costs relating to the integration of the Westburne acquisition amounted to £0.9 million (2001: £nil).

4 **Loss on disposal of operations**

The group completed the disposal of its remaining manufacturing businesses on 2 February 2001 giving rise to a loss on disposal.

5 The results of overseas subsidiaries have been translated into sterling using average rates of exchange. The year-end rates of exchange have been used to convert balance sheet amounts.

6 The tax charge on ordinary activities for the half year has been calculated at the rate which it is expected will apply for the year ending 31 July 2002 and comprises the following elements:

	Half year to 31 January 2002	Restated Half year to 31 January 2001
	£m	£m
Tax on profit for the year before exceptional gain		
- UK	16.5	7.9
- overseas	36.4	42.3
	52.9	50.2
Deferred tax	1.9	1.7
	54.8	51.9

7 Earnings per share, calculated on an average of 576.6 (574.9) million ordinary shares in issue, are as follows:

	Earnings per share	
	Half Year to 31 January 2002	Restated Half Year to 31 January 2001
	Pence per share	Pence per share
Before goodwill amortisation and exceptionals	24.46	20.07
Goodwill amortisation	(2.20)	(1.43)
Provision for exceptional loss on disposal	-	**(13.05)**
Total	22.26	5.59

8 The interim dividend of 5.0 pence (4.55 pence) per share, which will absorb £28.9 million (£26.2 million) will be paid on Wednesday 31 July 2002 to ordinary shareholders on the register on 12 July 2002. The shares will be quoted ex dividend on 10 July 2002.

9 The following table summarises the acquisitions made during the half year. In certain cases the consideration is subject to adjustment and includes net borrowings acquired.

Acquisitions	**Estimated consideration including debt £m**	**Expected contribution to group turnover in a full year £m**
European distribution	0.2	0.7
NA Plumbing and Heating Distribution	0.2	1.1
US Building Materials Distribution	13.9	52.8
	14.3	54.6

10 Pensions and other post retirement benefits

Note 34 to the Group's 2001 Annual Report & Accounts summarised the position as at 31 July 2001 in relation to pension liabilities on an FRS 17 basis. At that date the pension deficit, net of taxation, amounted to £42.6 million of which £28.5 million was provided in the balance sheet.

11 Copies of announcements

Wolseley plc will mail a copy of the interim report to shareholders for the six months ended 31 January 2002. Requests for a copy of this report should be addressed to the Company Secretary, Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA.

A copy of the 2002 Interim Announcement, together with copies of other recent public announcements, including the 2001 Preliminary Announcement, can be found on Wolseley's web site at *www.wolseley.com.* Copies of the Interim and Preliminary Announcement presentations given to stockbrokers' analysts are also available on that site.

-End-